

October 16, 2012

<u>Via E-Mail</u>
Stephen Letwin
Chief Executive Officer
IAMGOLD Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario
Canada M5H 2Y4

  Re: IAMGOLD Corporation
    Form 40-F for Fiscal Year Ended December 31, 2011
    Filed March 23, 2012
    File No. 001-31528

Dear Mr. Letwin:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/Tia L. Jenkins

          Tia L. Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel, and
          Mining